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07023263

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Equinox Minerals Ltd

*CURRENT ADDRESS 155 University Avenue
Toronto, Ontario
Canada M5H 3B7

**FORMER NAME

PROCESSED

MAY 0 9 2007

**NEW ADDRESS

THOMSON
FINANCIAL

FILE NO. 82- 35081 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 5/4/07



Annual Report 2005

Launching Africa's Largest Copper Mine

EQUINOX
MINERALS LIMITED



Financiers site visit.



Field logging of drill samples.

An exceptional Board and Management team is creating value by:

Launching a major copper mine in Zambia

- Lumwana:
  Scheduled to become Africa's largest copper mine
  Resources of 13.9 billion pounds Cu

- Uranium production potential:
  Resources of 21.8 million pounds U_3O_8

- Development advancing rapidly:
  - Commencement of mine construction mid-2006
  - Commissioning of production late 2007
  - Full copper concentrate production ramp up during 2008

- Average Annual Production from 2008:

– First 5 years	415 mm lbs copper	(188,000 tonnes)
– Average life-of-mine	330 mm lbs copper	(150,000 tonnes)

- Development Capital and Operating Costs

– Capital costs	US$ 550 million
– Operating costs Yrs 1-5	US$ 0.63 per pound
Life-of-mine	US$ 0.70 per pound

Expanding Exploration Activities

Exploring in Zambia

Zambia has been a commercial producer of copper for over 70 years, with peak output of 720,000 tpa reached in the early 1970's. The resurgence of the Zambian Copperbelt since divestiture in the mid-1990's is moving Zambian copper production back towards its historic peak. The Zambian Copperbelt remains one of the world's great copper provinces. With limited copper exploration since the 1970's, Zambia hosts outstanding exploration opportunities. Equinox has applied modern exploration technology and concepts to leverage its opportunity.

The Company's successes in this regard highlight further potential for significant new discoveries at:

Lumwana

- 1,355 km^2 lease covers 27 high priority targets
- The discovery of the Chimiwungo North deposit in 2004 demonstrated the success of Equinox's exploration strategy
- Three targets have been tested to date and testing of other targets has commenced
- Any discoveries in the region could have a significant positive impact on Lumwana Project economics

Zambezi Project

- 18,080km^2 of ground in Zambia – 100% Equinox
- Strategic package covering 3 of the 5 mineralized 'domes' in Zambia
- Key targets include:
  - 50km strike of the eastern flank of the Copperbelt, adjoining the Mufulira and Frontier deposits; and
  - extensive tenements covering the Kabompo and Mwombezhi (adjoins Lumwana) domes.
- The Equinox team knows how to explore in Zambia, having been active in the country since 1996



... a Mid-tier Copper Producer

2005 was another year of substantial achievement for your Company. Our steady progress towards building a mid-tier copper producer has begun to generate substantial growth in shareholder value.

At the front of this report, we list the specific achievements of the last year and these were numerous and significant. We discuss these in more detail below. We also outline our key 2006 objectives. Reaching these will demonstrate continued achievement and should add yet more value for both shareholders and our local Zambian stakeholders.

Early in 2005, we commissioned GRD Minproc to produce the Definitive Feasibility Study on Lumwana. This study released in October 2005, which now forms the basis for project implementation, defined a large, robust project. The Lumwana mine and plant are projected to process 20 million tonnes per year of ore to produce copper concentrates containing an average of 150,000 tonnes of copper metal per year. In the first five years, due to higher head grades, average Lumwana production will be 188,000 tonnes of copper per year (or 415 million lbs of copper per year).

At Lumwana we plan to mine and process sulphide ore, producing copper concentrates for shipment to third party smelters where the copper metal will be extracted. Total operating cost costs per pound are estimated at US$0.63 during the first five years of production and US$0.70 over the 17 year mine life. Total capital costs including mining fleet, Engineering, Procurement, Construction and Management ('EPCM') costs, and contingency are estimated to be US$550 million. These costs are below average in comparison with many of today's large copper projects indicating efficient use of development capital.

In 2005 the Company released a JORC/NI43-101 compliant estimate of the uranium resource on the 1,355 km² Lumwana mining lease. This resource contains a total of almost 22 million lbs U_3O_8, about 63% of which occurs within the proposed Lumwana copper pit shells. These deposits occur as discrete uranium-enriched zones that will be separately mined and stockpiled during the copper mining operation. Although the potential for uranium production at Lumwana has not been taken to account in the project economics, favourable metallurgy indicates that significant levels of extraction may be achievable and the Company is currently considering its uranium development options.

Equinox has ordered long lead capital items including major mining equipment and plant components in preparation for project start-up. Lumwana site earthworks commenced in late 2005.

All of the key permits required from the Government of the Republic of Zambia have now been obtained. The Environmental Impact Assessment, conducted in accordance with Zambian and World Bank Guidelines, was approved following a period of public consultation and disclosure. The Lumwana Development Agreement, which provides a 10 year stability period for key fiscal and taxation provisions, has been signed, and finally, the long-term electric power construction and supply agreements were signed with ZESCO, the Zambian power authority.



To finance development, Equinox raised over Cdn$182 million during 2005 in new equity capital and mandated a group of lenders to provide a total of US$355 million in senior and subordinated project debt facilities. Indicative term sheets have been agreed and this facility is progressing subject to due diligence, formal documentation and the meeting of key conditions precedent, which include the fixed-price EPC contract and concentrate offtake agreements. These funds will be provided by an international syndicate of European, African and Australian based Commercial Lenders, Developmental Finance Institutions and Export Credit Agencies.

Following the very successful 'blind' discovery of the Chimiwungo North deposit in 2004, exploration was targeted at further expanding the resource base at Lumwana. Equinox also restarted exploration activities elsewhere in Zambia on the restructured Zambezi Project tenements which cover over 18,000 km^2 of highly prospective terrain. Our exploration team believes that there are good opportunities for further discoveries that could enhance our development activities in Zambia.

Your Company was very pleased that Sir Sam Jonah, one of Africa's pre-eminent mining executives, joined Equinox as Non-Executive Chairman. Sir Sam succeeds Geoff Reynolds who had played a critical guiding role on the Board since 2001. On behalf of shareholders, I thank Geoff for his outstanding contribution to Equinox's success. Equinox has also strengthened its operating team with the key appointments, all of whom have extensive experience in the development of large open pit mining operations in Africa. The Company currently employs about 75 people, mostly in Zambia, including a substantial contribution from the local Lumwana region.

Equinox has awarded the implementation phase of Lumwana to the Ausenco-Bateman Joint Venture who will submit an EPC contract to Equinox in the second quarter of 2006. Concentrate offtake negotiations are underway with a number of smelters, with a target of securing offtake contracts by mid year. This should facilitate financial completion of our debt facility and enable the commencement of Lumwana Project construction in mid 2006.

By meeting our target objectives, Equinox expects to be on track to commission Lumwana in late 2007, ramping up to full production in 2008. As an emerging major new producer, we plan to move aggressively forward as owner and operator of Africa's largest copper mine.



Craig Williams
President and Chief Executive Officer


BELL

Lumwana Copper Project
Construction earthworks have commenced.


BELL
B25D


DEMOCRATIC REPUBLIC
OF CONGO
TANZANIA
0
200km
Lumwana
Copperbelt
MALAWI
ANGOLA
ZIMBABWE
Major road
Railway
NAMIBIA
Lumwana LML 49

Location

Lumwana is one of the world's largest undeveloped copper deposits. It is located in the North Western Province of Zambia, 220km west of the Copperbelt and 65 km west of the town of Solwezi and is easily accessed by the Northwest Highway. The 1,355km² Large Scale Mining Lease (LML-49) at Lumwana covers the two major copper deposits (Malundwe and Chimiwungo) and 27 high priority exploration targets. Equinox owns 100% of LML-49.

Definitive Feasibility Study

The Definitive Feasibility Study ('DFS') completed by Equinox and its consultants GRD Minproc, Golder, IRL and Knight Piésold updated and optimized the 2003 Bankable Feasibility Study. The DFS provides the basis for the development of Lumwana.

Mine Production and Processing

Equinox's plan for developing Lumwana envisages that the Malundwe and Chimiwungo deposits, which are 7km apart, will be mined sequentially by open-pit mining methods. The ore bodies are 95% sulphide (with only 5% oxide) and very consistent, so large-scale bulk-mining methods will be employed utilizing equipment that includes 240 tonne capacity diesel-AC drive haulage trucks with trolley assist and 26m³ capacity electric face shovels. The mine design forecasts the extraction of 340 million tonnes of ore at an average 3.6:1 strip ratio over a mine life of 17 years.

Sulphide ore will be processed on-site by conventional flotation to produce copper concentrates for off-site processing by smelters. Metallurgical test work indicates recoveries of greater than 95% copper, producing concentrate grades of 41-45% Cu for Malundwe and 28-32% Cu for Chimiwungo. The flotation plant has a design capacity to treat 20 million tonnes per year of ore and will, in the initial first 5 year period, produce copper, in concentrate, equivalent to 188,000 tonnes of copper metal per year (415 million lbs Cu per year). Life of mine copper metal production will average 150,000 tonnes of copper per year (330 million lbs Cu year).

The processing of Lumwana concentrates into copper metal will be conducted at smelters in Zambia, southern Africa or possibly offshore. Negotiations are currently underway with a number of these regional smelters.

Potential Project Enhancements

Lumwana concentrates have the potential to produce by-products including gold, cobalt and sulphuric acid. Also, during the BFS a uranium leach circuit was designed to extract uranium from the uranium mineralization stockpile.

At this time it is assumed that Equinox will not receive any by-product credits for cobalt, gold or uranium. Equinox will continue to investigate the possible extraction of these metals.

Excellent Infrastructure

The Northwest Highway, which links the Lumwana region, Solwezi and the Copperbelt, passes within 3km of the project. The Government has completed a highway upgrade as far as Solwezi and has committed to extend the upgrade to Lumwana. The Government has also completed the construction of a 330kV power line to Solwezi. Equinox and the Zambian Government power utility, ZESCO, will extend the 330kV power line from Solwezi to Lumwana.

Power in Zambia is primarily generated by hydro-electricity, making it low cost by international standards. For this reason Equinox is planning to switch its energy dependence at Lumwana from diesel to electricity as much as possible.


ROM
Stockpiles
ROM Bin and
Primary Crushing
Crushed Ore
Stockpile
SAG Mill
Ball Mill
Flotation
Tailings
Thickener
waste
Regrind Mill
Tailings
Storage
Facility
Flotation
Concentrate
Thickener
Off Site
Smelter
Concentrate
Filter Press

Process Flow Sheet


KOMAT

Komatsu PC5500 face shovels have been ordered.


KOMATSU

Komatsu WA1200 front end loader has been ordered.


370000mE
375000mE
380000mE
8650000mN
8645000mN
8640000mN
Waste Dump
Malundwe Main Pit
ROM Pad & Crusher
Diversion Channel
Conveyor
Tailings Storage Facility
Lumwana Dam
Diversion Channel
Lumwana Estate (Town)
Process Plant
Sub-Station
Malundwe South Pit
Chimiwungo Dam
Offices
Process Plant Road
330KV Power Line
Light Industrial Area
Chimiwungo Main Pit
Chimiwungo East Pit
Waste Dump
Waste Dump
T5 Kitwe - Mwinilunga Highway
Lumwana Mine Road
Chimiwungo South Pit
Waste Dump
N
0
5
Kilometres

Lumwana proposed mine layout.



Discussing site construction.



Lumwana camp.

Major Approvals Received
Equinox has signed a Development Agreement with the Government that provides the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions and other provisions specific to Lumwana development.

An Environmental Impact Assessment ('EIA') was approved in October 2005, following a period of public consultation and disclosure and in accordance with Zambian Regulations and World Bank Guidelines. In January 2006 Equinox signed an agreement with ZESCO for the construction of a 330kV power line from Solwezi to Lumwana and a 15 year agreement to supply the Project's electric power requirements.

Equinox now retains all of the necessary permits required to proceed with Lumwana Project development.

Capital and Operating Costs
The DFS definition indicates that the Lumwana life of mine total operating cash costs to produce copper will be just under US$0.70 per pound of copper produced. During the initial 5 year period, when higher grade material is being mined, total operating cash costs are likely to be just over US$0.63 per pound.

The pre-production Capital Cost estimate for Lumwana as defined by the DFS is as follows:

	US$ Millions
Total Consolidated Capital Cost	340
EPCM	47
Contingency & Accuracy Provisions	66
Pre-Production Capital	453
Mining Fleet	96

Capital Costs include pre-production costs for the mine and processing plant, infrastructure (power, dams, etc.), pre-stripping, indirect and contingency costs.

The mining fleet is expected to be financed through a combination of project financing and separate asset financing arrangements.

The DFS now forms the basis for Lumwana project implementation that is being conducted by the Ausenco-Bateman Joint Venture.

Project Debt and Equity Financing
Equinox has mandated an international bank syndicate to provide a total of US$355 million in project debt finance facilities for the development and construction of Lumwana. An indicative terms sheet has been agreed and loan documentation and due diligence is at an advanced stage. The Lumwana bank syndicate comprises:

- Commercial Banks (Standard Bank, Standard Chartered and WestLB);
- Export credit agencies (ECIC and EFIC); and
- Development Agencies (African Development Bank, European Investment Bank, FMO, DEG and KfW).

A major equity financing was completed in January 2006, raising Cdn$144.7 million (US$125 million) by an international syndicate of underwriters. The issue closed fully subscribed and the underwriters exercised a further over-subscription option that also closed over-subscribed.

Zambia
Zambia is one of the most stable countries in Southern Africa with a functioning multi-party democracy. The Government is fully committed to mining development, which provides more than 85% of the country's foreign exchange earnings on an annual basis.

The Zambian Government has demonstrated strong fiscal discipline and good governance and as a result, during April 2005, Zambia completed its G8 sponsored Heavily Indebted Poor Countries ('HIPC') program, which qualified Zambia to receive debt relief from both bilateral-multilateral institutions and lender Governments.

The Zambian Government offers significant investment incentives, including:

- no exchange controls
- no restrictions on foreign shareholding levels
- no requirements for government equity in development projects
- corporate tax rates of 25% for mining development and production
- gross royalty on payable metal production of 0.6%
- no capital gains tax

Both the Government of the Republic of Zambia and the local communities are strong supporters of the Lumwana project.

Resources and Reserves

The Lumwana Project includes the Malundwe and Chimiwungo deposits.

The Lumwana resource, defined by Golder Associates Pty. Ltd. ('Golder') in accordance with the JORC Code and CIM Standards NI43-101 and using a 0.2% copper cut-off, has been defined as follows:

Lumwana Resources: Measured + Indicated + Inferred

Category	Tonnage (Mt)	Cu (%)	Co (ppm)	Au (g/t)	Contained Copper (MM lbs Cu)
Measured	129.4	0.89	238	0.03	2,538
Indicated	140.0	0.78	187	0.02	2,407
Total M + I	**269.4**	**0.83**	**212**	**0.02**	**4,945**
Inferred	631.8	0.64	51	0.01	8,914

Within this copper resource Golder has also defined a JORC Code and CIM NI43-101 Standard uranium resource using a 0.012% uranium (U_3O_8) cut-off as follows:

Lumwana Uranium Mineral Resources

Category Uranium	Tonnage (Mt)	U_3O_8 (%)	Contained (lbs U_3O_8)
Indicated	9.5	0.093	19,408,000
Inferred	2.6	0.042	2,392,000

Lumwana Sulphide Reserve and Resource Within Engineered Pits

Deposit	Tonnage (Mt)	Cu (%)
Malundwe		
Proved	40.1	1.12
Probable	54.9	0.87
Total Mineral Reserves	**95.0**	**0.97**
Inferred Resource	7.7	0.78
Chimiwungo		
Proved	79.3	0.70
Probable	38.4	0.68
Total Mineral Reserves	**117.7**	**0.69**
Inferred Resource	137.0	0.60
Combined Malundwe + Chimiwungo		
Proved	119.4	0.84
Probable	93.3	0.79
Total Mineral Reserves	**212.7**	**0.82**
Inferred Resource	144.7	0.61

Notes to Resources and Reserves Tables

The Mineral Reserve and Resource were determined by Golder on the basis of 12.5mx12.5mx4m block models, including mining dilution and recovery, and optimized by Whittle 4X software and generated in 3D Vulcan models. The cut-offs applied were based on $1.00/lb Cu, resulting in sulphide cut-off grades of 0.19% for Malundwe and 0.22% for Chimiwungo. The Lumwana Uranium resource estimate was carried out based on a 0.012% U_3O_8 cut-off, ordinary kriging on 2m composite samples using 25mx25mx4m and 5mx5mx2m blocks.

Competent Persons

The estimates of mineral resources and ore reserves were prepared in accordance with the standards set out in the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (The JORC Code) and in accordance with CIM standards as prescribed by National Instrument 43-101. Mineral resource and reserve data is based on information compiled by persons who are members of the Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and who have the relevant experience as 'competent persons' as defined in the JORC Code and as a 'Qualified Person' in accordance with National Instrument 43-101 in relation to the mineralization being reported on.

The independent definitive feasibility study ('DFS') prepared by GRD Minproc Limited, Golder Associates Pty. Ltd., Knight Piésold Pty. Ltd. and Investor Resources Ltd. ('IRL') has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained there is based on information compiled by Dean David (GRD Minproc), Ross Bertinshaw (Golder), Andrew Daley (IRL) and Robert Hanbury (Knight Piésold), each of whom is a 'Qualified Person' who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

Forward-looking Statements

Statements within this publication are forward-looking statements, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities and posted on Equinox's website (www.equinoxminerals.com).

The economic analysis of Lumwana presented above is based on a model which includes inferred resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Exemptive relief has been granted by the applicable Canadian securities regulators to present this analysis. See the Technical Report for further details.



Exploration is the 'life blood' of any mineral development company, potentially providing a 'pipeline' of projects.

While Equinox has been strongly focused on the development of the Lumwana Project for the last few years, in 2006 the Company will re-invigorate its exploration effort, especially in Zambia.

Zambia:

Lumwana Exploration

The Mwombezhi Dome, host of the Lumwana Copper Deposits, is one of the most prospective parts of Zambia for large-scale, copper-cobalt deposits. In late 2004, Equinox demonstrated the success of its exploration strategy with the announcement of the 'blind' discovery at Chimiwungo North, the first new discovery in the Lumwana region in over 40 years. Modern geological concepts utilized by Equinox at Lumwana, including the application of high-resolution aero-magnetics and detailed induced polarization ('IP') geophysical surveys, were critical in Equinox's success. Equinox is applying these modern exploration techniques and concepts in a strategy to maximize its opportunity in some of the most prospective parts of the Central African Copperbelt.

Equinox has identified 27 targets within the 1,355km² at Lumwana license, only 3 of which have been drill tested to date. One of these targets resulted in the Chimiwungo North discovery, 300 metres north of the proposed Chimiwungo open pit. Equinox considers Chimiwungo North and other 'near mine' targets as having significant potential to be developed into resources, which could be exploited during Lumwana mine development.

Zambezi Project:

Regional Copper–Cobalt Prospects

Apart from Lumwana, Equinox controls 100% (subject to a 70% 'clawback option' to Anglo American) of prospective tenements covering 18,080 km², located predominantly in North Western Zambia and on the Copperbelt, referred to as the Zambezi Project. Equinox controls extensive ground positions over 3 of the 5 mineralized 'domes' in Zambia.

In the Kafue Dome of the Copperbelt, the Kitwe-Mwekere properties adjoin many of the current major Copperbelt mining operations. The most highly prospective targets within these tenements, including the Ndola West, Ngala and Mwekere prospects, are located along the Lower Roan sequence which extends for approximately 90km along the border between Zambia and the Democratic Republic of Congo ('DRC'). This Equinox ground package extends from the leases surrounding the Bwana Mkubwa Mine (First Quantum Minerals) in the southeast, to the Mufulira Mine (Mopani Copper Mines) in the northwest. This sequence also hosts a number of recent discoveries, including the Frontier (previously Lufua) and Nina prospects of First Quantum Minerals which are located within 2km on the DRC side of the border. Equinox controls most of the ground on the Zambian side of the border.

Equinox's exploration program in 2006 will aggressively pursue high priority targets in this Kitwe-Mwekere region, including extensions of the Frontier-Nina sequence and other targets such as Ndola West. At this prospect significant previous intersections include 9.0m of 3.8% Cu from 126.0m and interpretation of the geochemical and geophysical data suggests copper mineralization could extend for up to 4.5km strike length.

In North Western Zambia, Equinox has over 7,000km² of strategically important, highly prospective sequences, on the Mwombezhi Dome at Lumwana and covering the Kabompo Dome further to the west. High priority copper targets such as Nyungu, Kavipopo, Kalaba and a number of significant uranium radiometric anomalies will be vigorously investigated in 2006.


LUMWANA
LML 49
Kitwe-Mwekere
Kasanka
Mwinilunga
Solwezi
Chingola
Ndola
Kabompo
Mwombezhi Dome
Major road
Railway
Lumwana project
Zambezi Projects
Lufwanyama
Lusaka

Zambezi Project exploration sites.

Australia:

Nickel Sulphide and Iron Oxide Copper-Gold Projects

Equinox is operating the Cowan Nickel Joint Venture with Bullion Minerals Ltd in the Yilgarn Province of Western Australia, focused on nickel sulphide mineralization of the Kambalda-style.

Equinox is exploring for iron oxide copper-gold ('IOCG') mineralization in the Cloncurry region of North Queensland and in the Gawler and Curnamona Cratons of South Australia. The Company has exploration joint ventures with Minotaur Exploration Ltd. (ASX: 'MEP') in the Gawler and with SXR Uranium One (TSX: 'SXR') in the Curnamona.

Sweden:

Iron Oxide Copper-Gold Projects

The Company has a joint venture with Phelps Dodge Corporation (NYSE: 'PD'), exploring for IOCG targets in the Norrbotten region of northern Sweden. Key targets identified by Equinox are primarily in the Kiruna district where the major iron ore deposits have characteristics similar to IOCG deposits.

Peru:

Epithermal Gold and Base Metal Exploration

The Equinox activities in Peru are through a 70% equity interest in Alturas Minerals SRL ('Alturas') which holds a portfolio of highly prospective gold and base metal projects in Peru. Alturas is at an advanced stage of seeking a listing on the TSX-V stock exchange in Canada.





The Equinox Board and management team comprises people with significant expertise in exploration and development of new mining projects and operations.

The Board and focused management team comprise the critical blend of technical, project management, project development, financing and legal expertise required for the success and dynamic growth of the Company in Africa and beyond.

The Equinox team provides a foundation for the effective management of the Lumwana development and the Company's exploration programs.

Sir Sam Jonah
(Non-executive Chairman)
Sir Sam Jonah is Non-Executive President of Anglogold Ashanti Goldfields Company Limited. Educated at Camborne School of Mines in Cornwall and the Imperial College of Science & Technology, London, he has been the recipient of numerous honors and awards including an honorary knighthood as Knight Commander of the Civil Division of the Most Excellent Order of the British Empire (KBE). Sir Sam currently serves on the International Investment Advisory Councils of President Thabo Mbeki (South Africa), President Kufuor (Ghana) and President Obasanjo (Nigeria). He is a member of the United Nations Secretary-General's Global Compact Advisory Council.

Craig Williams
(President and Chief Executive Officer)
Craig Williams is a geologist that has been involved in mineral exploration and development for over 30 years, co-founding Equinox in 1993. He has been directly involved in several significant discoveries, including the Ernest Henry Deposit in Queensland and a series of gold deposits in Western Australia and has been involved in the development of a number of mines in Australia. Mr. Williams was a founding director of the Australian Gold Council and has extensive corporate management and financing experience.

Dr Bruce Nisbet
(Executive Director and Vice President Exploration)
Dr Bruce Nisbet is a highly regarded geologist involved in mineral exploration and development for over 30 years, co-founding Equinox in 1993. Dr. Nisbet was instrumental in several significant discoveries, including the Ernest Henry Deposit in Queensland, a series of gold deposits in Western Australia including Nimary-Jundee, Dalgaranga, Goongarrie, Mertondale, and the Munni Munni platinum-palladium deposit. Dr. Nisbet and Mr. Williams were jointly awarded "Prospector of the Year" by the Australian Association of Mining and Exploration Companies in recognition of their track record of discovery.

Harry Michael
(Executive Director, Vice-President Operations and Chief Operating Officer)
Harry Michael is a mining engineer with extensive mine development and operational experience, both within Australia and internationally. Of particular relevance is his experience as CEO of Geita Gold Mining Ltd, one of the largest open cut mines in Africa and as General Manager of the large open cut Iduapriem Gold Mine in Ghana.

David Mosher
(Non-executive Director)
David Mosher is President and CEO of High River Gold Mines Limited of Canada which operates gold mines in Canada, Russia and Burkina Faso. He has over 30 years mining experience in Australia, North America, Russia, Asia and Africa with extensive experience in mine development, corporate management and financing.

Brian Penny
(Non-executive Director and Chair of the Audit Committee)
Brian Penny is Vice President Finance and CFO of Silver Bear Resources and formerly, Vice President, Finance and Chief Financial Officer of Toronto-based Kinross Gold Corporation. He is a Certified Management Accountant (Ontario) and has 20 years experience of accounting, financial and corporate management, and corporate governance within the mining industry.

Management

Michael Klessens
(Vice President – Finance, Chief Financial Officer and Company Secretary)
Michael Klessens has over 18 years experience in the mining industry particularly corporate and financial management, project financing and the development of mining operations.

Robert Rigo
(Vice President – Project Development)
Robert Rigo is an engineer with extensive experience in the management of major open pit mining operations (Boddington) and feasibility studies (Cadia) in the mining and mineral processing industry.

Kevin van Niekerk
(Vice President – Investor Relations and Corporate Development)
Kevin van Niekerk manages the Company's investor relations in North America. Born in Zambia, Mr. van Niekerk is an engineer with over 20 years experience in the mining industry, media and marketing.

Mark Arnesen
(Project Finance)
Mark Arnesen is managing the project debt financing effort for Lumwana. Mr. Arnesen has over 20 years experience in the structuring and negotiation of finance for major resource projects in Africa as former Treasurer of Billiton and Ashanti Goldfields.

Mike Richards and John Cooke
Mike Richards (Exploration Manager – Africa) and John Cooke (Exploration Manager – Australia) are both effective explorers, having been involved in a number of discoveries and mine developments.

The Lumwana development team includes Jon Yelland (Mine Manager), Darren Wolfenden (Process Manager), Geoff Cox (Maintenance Manager), Neala Gillespie (Health, Safety & Environment Manager) and Pierre Louw (Finance Manager), all of whom have extensive experience in the development of large open cut mining operations in Africa. The Equinox team provides a foundation for the effective management of the Lumwana development.

The Corporation's approach to effective corporate governance is in accordance with the guidelines published by the Toronto Stock Exchange ('TSX') (the 'TSX Guidelines') and is consistent with the Australian Stock Exchange ('ASX') guidelines. The following is a description of those practices.

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

(a) Strategic Planning: The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.

(b) Risk Assessment: The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.

(c) Succession Planning: The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.

(d) Communications: The Board of Directors oversees the Corporation's public communications with shareholders and others interested in the Corporation.

(e) Internal Controls: The Board of Directors and the Audit Committee of the Board of Directors oversee the Corporation's financial and non-financial internal control and management information systems.

(f) Disclosure: The Board of Directors periodically reviews management's compliance with the Corporation's disclosure policies and procedures and shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

In addition to its general oversight responsibilities and those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

The Board of Directors, together with the Chief Executive Officer, have developed position descriptions for the Board of Directors and for the Chief Executive Officer, including defining the limits to management's responsibilities. The Board of Directors also approve the corporate objectives which the Chief Executive Officer is responsible for meeting.

It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing shareholder value.

Composition of the Board of Directors

In accordance with the TSX Guidelines, the Board of Directors examines the factual circumstances of each director in the context of the TSX Guidelines in order to ensure at least one half of the directors that comprise the Board are unrelated directors. The Corporation's Board of Directors is composed of six directors, three of whom are, in the opinion of the Board of Directors, unrelated directors, Sam Jonah, David Mosher and Brian Penny. Craig Williams, Bruce Nisbet and Harry Michael are related directors by virtue of their respective management positions with the Corporation.

Board of Directors' Independence

Sir Sam Jonah, the Chairman of the Board of Directors, is independent of management and has the responsibility of ensuring the Board of Directors discharges its responsibilities. The Board of Directors considers that this appointment is appropriate and beneficial to the Board of Directors, due to Sir Sam Jonah's extensive knowledge of the Corporation's business and affairs. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation within defined cost limits beyond which the Chairman's consent is required.

At least annually, the Board of Directors, with the assistance of the Corporate Governance and Nominating Committee, determines the independence of each director based on the definition of independence contained in National Instrument 58-101 – Disclosure of Corporate Governance Practices ('NI 58-101') and the independence of each Audit Committee member based on the definition of independence in National Instrument 52-110 – Audit Committees. It is an objective that at least one half of the directors be independent as determined in accordance with NI 58-101, and if at any time less than one half of directors are independent, the Board will consider possible steps and processes to facilitate its exercise of independent judgement in carrying out its responsibilities.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. In accordance with the TSX Guidelines the committees of the Board of Directors are composed entirely of unrelated, outside (i.e. non-management) directors.

The Board of Directors has approved charters for each Board committee described below. Each charter shall be reviewed periodically, and, based on recommendations of the relevant committee and the Chairman of the Board, be approved by the Board. The Board has delegated for approval or review the matters set out in each Board committee's charter and may further delegate matters to such committees from time to time. As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

To facilitate communication between the Board and its committees, each committee Chair shall provide a report to the Board on material matters considered by the committee at the next Board meeting after each meeting of the committee.

Audit Committee
The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 Audit Committees ('MI 52-110') of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny, Samuel Jonah and David Mosher, each of whom is financially literate, unrelated, independent director under MI 52-110.

The main responsibilities of the Audit Committee are to:

- recommend to the Board of Directors the external auditor to be nominated and the compensation of the external auditor;
- oversee the work of the external auditor;
- review and pre-approve all financial statements and management's discussion and analysis and annual and interim earnings press releases before they are publicly disclosed;
- review and report to the Board of Directors on the annual and quarterly financial reports and all other financial information;
- provide assurance to the Board of Directors that it is receiving adequate, timely and reliable information;
- assist the Board of Directors in reviewing the effectiveness of the Corporation's internal control environment, covering areas such as compliance with applicable laws and regulations, reliability of financial reporting, significant financial risks and effectiveness and efficiency of operations;
- liaise with the external auditor and ensure that the annual, half year and quarterly reviews are conducted in an efficient manner;
- be involved in the appointment of senior financial executives;
- annually review the Corporation's insurance coverage and any off-balance sheet transactions;
- maintain procedures for responding to complaints regarding any questionable accounting or auditing matters;
- maintain procedures for the confidential, anonymous submission by employees of the Corporation and its affiliates of any concerns regarding any questionable accounting or auditing matters;
- review and pre-approve the terms of the annual audit engagement;
- review the relationship and performance of the external auditor on an annual basis; and
- review the level of non-audit services provided by the external auditors to ensure that it does not compromise auditor independence, and pre-approve all such services to be provided.

Compensation Committee
The Compensation Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Compensation Committee's role is to oversee and provide support to the Board concerning the Corporation's remuneration policies and practices, considering the overall remuneration strategy, the awards of stock options and where possible the committee will verify the appropriateness of existing remuneration levels using external sources for comparison. All director and executive appointments and remuneration matters are decided by the full Board of Directors, in accordance with the Corporation constitution, after considering recommendations of the Compensation Committee, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and executive team.

To assist in achieving this objective, the Compensation Committee compares the nature and amount of the directors' and executives' emoluments to performance against goals set for the year and considers relevant comparative information, independent expert advice, and the financial position of the Corporation. All executives and senior employees of the Corporation are eligible to participate in the Corporation's Option Plan.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is comprised of Sam Jonah (Chairman), David Mosher and Brian Penny, each of whom is an unrelated, independent director.

The Corporate Governance and Nominating Committee is responsible for developing the Corporation's approach to corporate governance issues. The Corporate Governance and Nominating Committee is mandated to adopt a strategic planning process, to identify the principal risks of the Corporation's business and to ensure the implementation of appropriate systems to manage these risks. The Corporate Governance and Nominating Committee is also responsible for identifying and assessing areas of significant operational risk, and for ensuring that there are sufficient policies and procedures in place to manage these risks. Areas of risk are regularly considered at Board of Director meetings and reviewed in the monthly reports including risks related to performance and funding of exploration and development activities, budget control and asset protection, status of mineral tenements, sovereign risk and native title considerations, IT security and continuous disclosure obligations. It also includes the development and implementation of corporate communications policies.

The Corporate Governance and Nominating Committee is also mandated to plan for the succession of the Corporation, including appointing, training and monitoring senior management to ensure that the Corporation's Board and management have appropriate skill and experience.

The functions of the Corporate Governance and Nominating Committee also include administration of the Board of Directors' relationship with the management of the Corporation, monitoring the quality and effectiveness of its corporate governance system and ensuring the effectiveness and integrity of communication and reporting to shareholders and the public generally.

This committee is also responsible for assessing the performance of existing directors and proposing new nominees to the Board. New nominees must have a track record in general business management or special expertise in a strategic interest to the company and the ability to devote the time required. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. The Chief Executive Officer and other members of senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

The Board of Directors has also established the following policies and procedures:

Environmental and Safety
The Board of Directors is responsible for establishing and assessing the environmental and safety policies of the Corporation. In this regard the Board of Directors is responsible for overseeing compliance with applicable environmental and safety laws and guidelines and development and implementation of all corporate policies in respect of environmental and safety issues. The Corporation's objective is to exceed the regulatory standards for management of the environments in which it operates. To achieve this objective, the Corporation:

- monitors its compliance with all relevant legislation;
- recognizes environmental policy as a corporate priority;
- continually reviews all operational activities to ensure compliance;
- actively works with government and relevant authorities where possible to develop effective, efficient and equitable measures to minimize the environmental effect of Corporation activities;
- encourages contractors and suppliers to embrace and comply with the Corporation's environmental policy; and
- provides an organizational framework to enable employees to understand and meet their environmental responsibilities.

Code of Conduct
The Board of Directors has adopted and has agreed to be bound by a Code of Conduct which requires each director of the Corporation:

- to act honestly, in good faith and in the best interests of the Corporation; to use due care and diligence in fulfilling their functions of office;
- to use their powers of office for proper purposes;
- to recognise that their primary responsibility is to the Corporation's shareholders as a whole having regard (where appropriate) to the interests of the Corporation's other stakeholders;
- to not make improper use of information they acquire as a director;
- to not take improper advantage of their position as a director;
- to not allow personal interests to conflict with the interests of the Corporation;
- to be independent in judgement and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board;
- to protect the Corporation's confidential information; to not engage in conduct likely to bring discredit upon the Corporation; and
- to comply with the spirit, as well as the letter, of the law and the principles of the Code of Conduct.

In addition all employees are expected to act in accordance with the highest professional and ethical standards in their dealings with other parties, including joint venture parties, landholders, government departments and suppliers of goods and services.

The purchase and sale of Company securities by directors and employees is generally only permitted during the thirty day period following the release of any significant developments in the Company, including half yearly and annual information/financial statements and the Annual General Meeting. Any transactions undertaken must be notified to the Company Secretary in advance. Trading outside the thirty day period is required to be approved by the Chief Executive Officer or Company Secretary.

Size and Compensation of the Board of Directors
As noted above, the Board of Directors consists of six members. The Board of Directors considers that its current size is appropriate for effective decision making by the Board of Directors. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that current director compensation realistically reflects the responsibilities and risks involved in being an effective director.

Meetings
The Board of Directors generally has at least eight regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

The rules and regulations relating to the calling and holding of and proceedings at meetings of the Board are those established by the Canada Business Corporations Act and the by-laws and resolutions of the Corporation.

The Corporate Secretary, his or her designate or any other person the Board requests, acts as secretary of Board meetings. Minutes of Board meetings are recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present at least twice per year.

Directors are expected to attend regularly scheduled Board meetings and to have prepared for the meetings by, at a minimum, reviewing in advance of the meeting the materials delivered in connection with the meeting. The attendance record of individual directors will be disclosed in the Corporation's proxy circular as required by NI 58-101.

Independent Advisors
The Board of Directors has the authority to engage and terminate such independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes and to set and cause to be paid by the Corporation the compensation of any such counsel or advisors.

Shareholder Feedback
Inquiries from shareholders are referred initially to Kevin van Niekerk or Michael Klessens, who are responsible for shareholder communications.

The Corporation communicates regularly with shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and responding to specific inquiries.

Board Review of Mandate and Committee Charters
The Board of Directors periodically reviews the adequacy of the Board's mandate and the charters of its committees. In accordance with NI 58-101, the text of this Board mandate shall be included in the Corporation's management information circular and, in accordance with MI 52-110, the text of the Audit Committee charter shall be included in the Corporation's annual information form.

The following discussion and analysis for Equinox Minerals Limited ('Equinox' or the 'Company') should be read in conjunction with the December 2004 and 2005 audited consolidated financial statements and related notes thereto. This information is presented as of February 28, 2006. The financial information contained in this document is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. All amounts in this discussion are expressed in U.S. dollars, unless identified otherwise.

Equinox (TSX and ASX symbol: 'EQN') was incorporated under the Canada Business Corporations Act on January 19, 2004 and became a reporting issuer on June 29, 2004. The Company was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited ('Equinox Resources'), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved restructuring under Australian law. As a result of this transaction, Equinox Resources became a wholly-owned subsidiary of Equinox. This business combination was accounted for using the continuity of interests method pursuant to Canadian generally accepted accounting principles. As a result, the comparative financial statements and the activities described in the following management discussion and analysis relate to the operations of Equinox Resources and its subsidiaries. Following the restructuring, and prior to Equinox becoming a reporting issuer, Equinox Resources changed its year-end from June 30 to December 31 as permitted by Australian law in order to conform to the December 31 year-end of its parent Equinox.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com

1. Overview Summary

Equinox is an international mineral exploration and development company listed on both the TSX and ASX, with a focus on base and precious metals. Its wholly-owned subsidiary, Equinox Resources, has been an active explorer since listing on the ASX in 1994.

The principal assets of Equinox are:

1.1 Development and exploration interests in Zambia

Copper Projects & Exploration

The 100% owned Lumwana Copper Project ('Lumwana') is located in the North Western Province of Zambia, approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt. The Lumwana Large Scale Mining License ('LML-49') covers an area of 1,355 km^2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects.

During the year a number of milestones were achieved that further progress Lumwana toward development:

- The Development Agreement with the Government of the Republic of Zambia has been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.
- Equinox has mandated a group of lenders to provide a total of US$355 million in senior and subordinated project finance facilities for the development and construction of the project. Indicative term sheets for both the senior and subordinated facilities have been agreed and the documentation and due diligence process is underway.
- The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia.
- The contract for the Front End Engineering Design (FEED) has been completed.
- Completion of the Lumwana Definitive Feasibility Study ('DFS'). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimizes the Bankable Feasibility Study ('BFS') as published in late-2003.
- Letters of intent for the sale and supply of copper concentrate have been signed by Palabora Mining Company, Ongopolo Mining & Processing Limited and Mopani Copper Mines Plc. The objective is to finalize sales agreements with these parties in the first half of 2006.
- Successful capital raising during the year plus completion of the over-allotment option in January 2006, totaling $155,255,279, has contributed significantly towards advancing project development.
- In February, 2006 the electricity connection and power supply agreements have been signed with the Zambian power authority, ZESCO Limited. For further information refer to the subsequent events section.

The Company's objective is to achieve financial completion by mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

1.2 Exploration interests in Australia, Sweden and Peru

Iron Oxide Copper-Gold Projects ('IOCG')

Equinox holds tenements prospective for iron oxide copper gold mineralization in the Cloncurry region of North Queensland, the Gawler and Curnamona Cratons of South Australia and the Norrbotten Region of Northern Sweden.

Exploration joint ventures exist with Minotaur Exploration Ltd. ('Minotaur' and ASX: 'MEP') in the Gawler, with Southern Cross Resources Inc. ('Southern Cross' and TSX: 'SXR') with respect to the Curnamona and with Phelps Dodge Corporation ('Phelps' and NYSE: 'PD') for Norrbotten in Sweden.

Nickel Sulphide Projects
Equinox is exploring for Nickel in the Yilgarn Province of Western Australia through the Cowan Nickel Joint Venture ('Cowan') with Bullion Minerals Ltd. ('Bullion') to explore extensive nickel interests in the Widgiemooltha-Higginsville region.

Epithermal Gold and Base Metal Exploration
Equinox is exploring for gold and base metal mineralization in Peru through Alturas Minerals SRL ('Alturas'), a Peruvian company controlled by Equinox in which Equinox holds a 70% direct equity interest.

2. Selected Annual Financial Information

The table below sets forth selected financial data relating to the Company's years ended December 31, 2005, December 31, 2004 and June 30, 2003. This financial data is derived from the Company's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

All numbers in US dollars unless otherwise stated

Period Ended	December 31 2005	December 31 2004	June 30 2003
	12 months	18 months	12 months
Earnings and Deficit			
Other Income / (Expenses)	(72,975)	1,577,844	26,467
Exploration Expense	2,142,514	2,653,791	298,363
General and Administration	2,375,185	1,211,587	240,946
Capital Raising Costs – Alturas	486,103	–	–
Incentive Stock Option Expense	1,768,843	1,307,852	–
Loss	(6,646,007)	(3,653,536)	(542,287)
Loss per share (dollars) [1]	0.0515	0.0519	0.0117
Weighted avg # of shares [1]	129,156,661	70,448,475	46,432,863
Balance Sheet			
Total Assets	158,901,751	31,841,124	16,761,045
Total Long-Term Liabilities	8,521,589	9,730,277	13,149,444
Shareholders' Equity	147,313,098	20,102,504	2,404,680

[1] The loss per share and weighted average number of shares figures have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

3. Results of Operations

Twelve months ended December 31, 2005 v eighteen months ended December 31, 2004

- The substantial difference in other income between the periods is a result of foreign exchange movements reflecting a loss of $472,698 for the twelve months ended December 31, 2005 compared to a gain of $1,206,814 for the eighteen months ended December 31, 2004. These foreign exchange movements are derived from monetary assets and liabilities held in currencies other than US dollars. The only other significant item is interest received of $395,394 (2004: $363,579).
- General and administrative costs were higher for 2005 $2,375,185 (2004: $1,211,587) due to higher staffing levels, the inclusion of the Toronto corporate office costs and share transaction costs from the three capital raising during the year. The Toronto office had not been established until the second half of 2004.
- The proposed listing of Alturas on the TSX-V via an IPO was unsuccessful and $486,103 (2004: Nil) of cost associated with the prospectus has been expensed. Alternative methods of listing or financing Alturas are now being investigated.
- The incentive stock option expense for 2005 of $1,768,843 (2004: $1,307,852) resulted from the vesting of options granted to employees and directors as an incentive for performance.
- Overall exploration expenditure remains fairly consistent at $2,142,514 for twelve months (2004: $2,653,791 for eighteen months).

4. Discussion of Cash Flows

Cash flows from:	December 31 2005	December 31 2004
Operating activities	(3,178,390)	(2,104,208)
Financing activities	130,603,897	15,334,169
Investing activities	(18,834,280)	(11,748,970)

Twelve months ended December 31, 2005 v eighteen months ended December 31, 2004

- Cash outflow from operating activities was $3,178,390 (2004: $2,104,208). The increased cost of running both the Perth and Toronto corporate offices has been partially offset by increases in accounts payable and accrued liabilities.
- Cash inflow from financing activities generated $130,603,897 (2400: $15,334,169). This principally resulted from two private placements and a joint Canadian and Australian public offering. The first private placement closed on March 29, 2005 for 14,403,900 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$8,642,340 (US$7,114,455). Net proceeds after deducting fees were US$6,453,318. The second private placement closed on August 25, 2005 for 47,933,334 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$28,760,000 (US$24,085,819). Net proceeds after deducting fees were US$22,676,644.

  The joint Canadian and Australian public offering closed on December 20, 2005 for a total of 158,750,000 common shares. The Canadian public offering issued 147,687,500 common shares at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$118,150,000 (US$101,372,691). The Australian public offering issued 11,062,500 common shares at a price of Aud$0.92 per share and realized gross proceeds of Aud$10,177,500 (US$7,430,593). Net proceeds for the joint public offering after deducting fees were US$102,957,796.

  The net proceeds from these issues are being used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

  Cash outflows from financing activities were $1,483,861 (2004: $Nil). Deferred financing fees were paid in relation to the $355,000,000 mandated senior and subordinated project finance facilities for the development and construction of the Lumwana Project.
- Cash outflows from investing activities $18,834,280 (2004: $11,748,970) relate to the increased expenditure on Lumwana since the beginning of the year $13,059,206 (2004: $11,434,930) associated with the pre-development, FEED and DFS phases of the project. Further cash outflows came from the purchase of property, plant and equipment $5,719,610 (2004: $314,040) primarily related to the initial deposits on long lead items for construction phase of the Lumwana Project.

5. Discussion of Financial Position and Liquidity

	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents	111,689,812	3,640,946
Other current assets	250,764	248,806
Capital assets	46,961,175	27,951,372
Total assets	158,901,751	31,841,124
Liabilities		
Current liabilities	3,067,064	2,008,343
Long-term debt	8,291,150	9,550,800
Employee future benefits	230,439	179,477
Total liabilities	11,588,653	11,738,620
Shareholders' equity	147,313,098	20,102,504
Outstanding number of shares [1]	317,113,253	96,026,019

[1] The number of shares have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

Cash and Cash Equivalents
Cash and cash equivalents increased to $111,689,812 at December 31, 2005 (December 31, 2004: $3,640,946), primarily due to the proceeds from the two private placements and the public offering.

Other Current Assets
The total current assets remained steady at $250,764 at December 31, 2005 (December 31, 2004: $248,806).

Capital Assets
The increase in capital assets at December 31, 2005 to $46,961,175 (December 31, 2004: $27,951,372) is principally related with activities on the Luwmana Project as follows:
- Capitalization of the deferred exploration and evaluation costs of $11,987,865 (2004: $12,737,643).
- Construction in progress of $5,502,499 (2004: Nil) associated with deposits on long lead items.
- Deferred financing fees of $1,483,861 (2004: Nil) arising from the due diligence process associated with the mandated Lumwana project finance.

Current Liabilities
Current liabilities at December 31, 2005 increased to $3,067,064 (December 31, 2004: $2,008,343) due to larger accruals associated with the Lumwana project.

Total Liabilities
Total liabilities decreased to $11,588,653 at December 31, 2005 (December 31, 2004: $11,738,620). This decrease is the net effect of the increase in Lumwana related accruals offset by the foreign exchange gains on the translation of the €7.0 million concessional loan from the European Investment Bank.

Contractual Obligations
Equinox's contractual obligations as at December 31, 2005 are as follows:

Contractual Obligations – U.S. $

Payments Due by Period	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long Term Debt	8,291,150	–	2,072,788	2,072,787	4,145,575
Operating Leases	246,963	143,959	103,004	–	–
Employee Entitlements	230,439	–	–	–	230,439
Capital Commitments – Lumwana	39,896,993	34,263,207	5,633,786	–	–
Total Contractual Obligations	48,665,545	34,407,166	7,809,578	2,072,787	4,376,014

The outstanding capital commitment of the Company relates to long lead items and site establishment costs for construction of the Lumwana Mine. Cancellation exposure on the Lumwana capital commitments is $2,919,328 at December 31, 2005.

Shareholders' Equity
Shareholders' equity has increased to $147,313,098 as at December 31, 2005 (December 31, 2004: $20,102,504) arising from the two private placements, the joint Canadian and Australian public offering and the vesting of incentive stock options issued.

On March 29, 2005 Equinox closed a private placement of 14,403,900 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$8,642,340 (US$7,114,455). Net proceeds after capital raising costs were US$6,453,318.

On August 25, 2005 Equinox closed a private placement of 47,933,334 common shares at a price of Cdn$0.60 per share and realized gross proceeds of Cdn$28,760,000 (US$24,085,819). Net proceeds after capital raising costs were US$22,676,644.

On December 20, the joint Canadian and Australian public offering closed issuing a total of 158,750,000 common shares. The Canadian public offering issued 147,687,500 common shares at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$118,150,000 (US$101,372,691). The Australian public offering issued 11,062,500 common shares at a price of Aud$0.92 per share and realized gross proceeds of Aud$10,177,500 (US$7,430,593). Net proceeds for the joint public offering after deducting fees were US$102,957,796. On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

At February 28, 2006 the company had 339,266,378 ordinary shares outstanding (See section 11 – Subsequent Event). In addition there were 15,417,000 incentive stock options outstanding with exercise prices ranging from Cdn$0.55 to Cdn$0.95 per share. A further 13,978,565 options granted to Directors as at February 28, 2006 are subject to shareholder approval at the next General Meeting of shareholders and will be expensed once approval is obtained.

6. Outlook

Equinox is progressing the Lumwana Project towards development. The Company has completed the Lumwana Definitive Feasibility Study which now provides the basis for the development of Lumwana. Successful capital raising during the year plus completion of the over-allotment option in January 2006, totalling $155,255,279, has contributed significantly towards advancing the project. The Development Agreement with the Government of the Republic of Zambia has been signed and provides the Lumwana project with a 10 year stability period for the key fiscal and taxation. The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia. Equinox has mandated a group of Lenders to provide US$355,000,000 senior and subordinated project finance facilities for the development and construction of the Lumwana Project. The Lenders are currently conducting due diligence and the Company is progressing key contracts required for the completion of project financing that include offtake agreements with smelters and the EPC contract with the project constructor Ausenco Bateman joint venture. For further information refer to the subsequent events section.

The Company's objective is to achieve financial completion by mid-2006 at which time full Lumwana construction activity will commence. Equinox remains on track for commissioning Lumwana in late 2007.

Critical Accounting Estimates
The accounting policies that involve significant management judgement and estimates are discussed in this section. For a complete list of the significant accounting policies, reference should be made to note 3 of the 2005 audited consolidated financial statements.

Exploration Costs
Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead or administrative expenditure.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recovered through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management considers the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

Foreign Currency Translations
With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from 1 July 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar. Comparative figures previously reported in Australian Dollars have been translated to US Dollars using the current rate method.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency restatements are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

Stock Option Pricing Model
Stock options granted to employees or external parties are recognized at fair value as an expense in equal installments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 3(d) of the 2005 audit consolidated financial statements) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Contingent Liabilities
The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management has been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

Estimates, Risks and Uncertainties
Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Deed of Cross Guarantee
On December 24, 2004 Equinox Minerals Limited and certain Australian incorporated companies entered in to a Deed of Cross Guarantee (the 'Deed') under which each company guarantees the liabilities of all other companies that are a party to the Deed. The companies which form this 'Closed Group' (as defined by Australian Securities and Investments Commission Class Order 98/1418) are: - Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited.

Corporate Responsibility for Financial Reports
The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information with respect to the Company is facilitated by the small size of the Company's senior management team. The CEO and CFO, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

7. Summary of Quarterly Results (unaudited)

The table below sets forth selected financial data for each of the eight quarters ending December 31, 2005. The financial data is derived from the Company's interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

Financial Data – Last Eight Quarters

Three Months Ended	Dec 05	Sep 05	Jun 05	Mar 05	Dec 04	Sep 04	Jun 04	Mar 04
Other Income $('000)	(314)	102	26	113	(122)	654	45	63
Income/(Loss) $('000)	(2,546)	(1,655)	(1,291)	(1,154)	(848)	(1,098)	(767)	(383)
Income/(Loss) per share (dollars) [1]	(0.014)	(0.013)	(0.012)	(0.012)	(0.009)	(0.012)	(0.011)	(0.006)
Weighted avg # of shares – Millions [1]	179.07	129.71	110.43	96.51	96.03	95.31	71.85	64.93

(Except as otherwise indicated, financial information prior to the quarter ended June 2004 is that of Equinox Resources.)

[1] - The loss per share and weighted average number of shares figures have been adjusted to reflect the 1:3 share exchange which took place in June 2004 in connection with the restructuring.

8. Cautionary Note Regarding Forward-Looking Statements

This document contains 'forward-looking statements', which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian and Australian securities authorities. The independent definitive feasibility study prepared by Minproc, Golder and Investor Resources Ltd. ('IRL') has been disclosed in the Amended Technical Report dated October 2005, and is compliant with the JORC Code and National Instrument 43-101. Unless otherwise indicated, technical information contained in this release is based on information compiled by Dean David (GRD Minproc), Ross Bertinshaw (Golder), Andrew Daley (IRL) and Robert Hanbury (Knight Piesold Pty. Ltd.), each of whom is a 'Qualified Person' who is either a corporate member of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists or the CIM.

The economic analysis of Lumwana presented above is based on a model which includes inferred resources that are considered not to be defined in sufficient detail to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the economic analysis proposed after the first twelve years of operation will be achieved. Exemptive relief has been granted by the applicable Canadian securities regulators to present this analysis. See the Technical Report for further details.

This document contains information of an economic, scientific and technical nature which is based upon the technical report prepared by Minproc, Golder and IRL dated October 2005 (the 'Technical Report'). Readers are cautioned not to rely solely on the summary of such information contained in this document, but should read the Technical Report which will be posted on Equinox's website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com). Readers are also directed to the cautionary notices and disclaimers contained herein. All currency in this release is U.S. dollars unless otherwise stated

9. Risk Factors

The Company's operations and results are subject to a number of different risks at any given time. These risk factors, include but are not limited to: exploration and mining involves a high degree of risk and uncertainty; mineral resources and reserves are estimates only; there is no certainty that further exploration will result in the upgrade of inferred mineral resources to proven and probable mineral reserves; Equinox may be adversely affected by fluctuations in metal prices; Equinox has no history of mining operations; Equinox currently depends heavily on the Lumwana Project; Equinox will require further capital from external sources to fund its operating costs and develop Lumwana; Equinox's ability to complete project financing of debt and equity; Equinox does not insure against all risks; Equinox's operations and activities are subject to environmental risks; government regulation may adversely affect Equinox; Equinox is subject to international operations risks; Equinox will require other mineral reserves in the future; Equinox does not at present hedge metal or currency futures; Equinox's title to its properties may be subject to challenge and the existence of possible undetected defects in respect of which title insurance is generally not available; carrying values of Equinox's assets may be adversely affected by fluctuations in the copper, cobalt and sulphuric acid markets and changes in operation and production factors; Equinox is dependent on key personnel.

There are risks specific to Lumwana, including: the economic viability of the Lumwana Project; the securing of offtake contracts for Lumwana concentrate on economically viable terms; the structuring of an EPC construction contract on terms acceptable to the project Lenders and Equinox; the provision of grid power to the Project; road access to the Project is limited and completion of necessary upgrades is not guaranteed; inflation in Zambia may have negative effects on the results of operations; the handling and disposal of waste rock containing uranium at Lumwana may present environmental and health risks; and HIV/AIDS and other infectious diseases may have a negative effect on the work force and increase medical costs.

Risks specific to Australian operations include the risk that Equinox's ownership of mining tenements are subject to uncertainty under the Native Title Act (Australia); and exploration and mining tenements may be subject to forfeiture.

The Company's risk factors are discussed in detail in the Company's short form prospectus dated December 9, 2005, and AIF which are available on SEDAR at www.sedar.com and should be reviewed in conjunction with this document.

10. Outstanding Share Data

The only class of securities of the Company outstanding as at February 28, 2006 is common shares. As at February 28, 2006, the Company had 339,266,378 common shares outstanding. (See Section 11 – Subsequent Event)

The Company has a Long Term Incentive Stock Option Plan ('Option Plan') for certain of its directors, officers, consultants and employees.

11. Subsequent Events

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of Cdn$0.80 per share and realized gross proceeds of Cdn$17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

On January 10, 2006 Equinox awarded the implementation phase of the Lumwana Copper Project to a joint venture of Ausenco International Pty Ltd ('Ausenco') and Bateman Minerals and Metals Pty Ltd ('Bateman'). With the recent completion of the FEED phase, the Ausenco – Bateman joint venture will complete detailed engineering for Lumwana implementation and under the agreement will submit an Engineering, Construction & Procurement ('EPC') contract to Equinox by the end of the first Quarter of 2006. This will enable Equinox to finalize the debt funding portion of the project development capital. Upon completion of detailed design and key sub-contract negotiations a final EPC will be agreed during the second Quarter of 2006.

On February 16, 2006 Equinox signed electricity connection and power supply agreements with the Zambian power authority, ZESCO Limited ('ZESCO'). The agreements entail the design and construction of a high voltage (330kV) transmission line from Solwezi to Lumwana to supply power to the project. The 65km extension of this line from Solwezi to Lumwana will not only provide sufficient power for Lumwana's requirements, but includes sufficient capacity for future expansions at Lumwana and for regional power reticulation. The construction and commissioning of this line is scheduled to be completed by 3rd quarter 2007 which is consistent with the current development schedule for Lumwana. Equinox has also entered into a 15 year, long-term power supply agreement with ZESCO to provide the bulk electricity requirements for the Lumwana Project.



EQUINOX MINERALS LIMITED
Development Stage Company

Consolidated Financial Statements
31 December 2005 and 2004

Expressed in US dollars unless otherwise stated

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 3 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Craig R Williams
PRESIDENT AND CHIEF EXECUTIVE OFFICER
February 28, 2006

Mike Klessens
CHIEF FINANCIAL OFFICER

Auditors' Report to the Shareholders of Equinox Minerals Limited

We have audited the consolidated balance sheets of Equinox Minerals Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Equinox Minerals Limited as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the eighteen month period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
Toronto, Ontario
February 28, 2006

EQUINOX MINERALS LIMITED
DEVELOPMENT STAGE COMPANY – CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and 2004

	Notes	December 31 2005 $	December 31 2004 $
ASSETS			
Current assets			
Cash and cash equivalents		111,689,812	3,640,946
Restricted Cash	7	55,464	–
Accounts receivable		144,330	202,430
Prepayments		50,970	46,376
		111,940,576	3,889,752
Property, plant and equipment	8	5,921,924	383,847
Deferred exploration and evaluation costs	9	39,555,390	27,567,525
Deferred financing fees	10	1,483,861	–
		158,901,751	**31,841,124**
LIABILITIES			
Current liabilities			
Accounts Payable and accrued liabilities		3,067,064	2,008,343
Long term debt	11	8,291,150	9,550,800
Employee future benefits	16	230,439	179,477
		11,588,653	**11,738,620**
SHAREHOLDERS' EQUITY			
Share capital	12	162,940,552	30,852,794
Deficit		(18,691,808)	(12,045,801)
Contributed surplus	13	3,076,695	1,307,852
Cumulative translation adjustments		(12,341)	(12,341)
		147,313,098	**20,102,504**
		158,901,751	**31,841,124**

Nature of operations and going concern	1
Contingent liabilities	14
Commitments for expenditure	11, 15

APPROVED BY THE BOARD

Craig R Williams
DIRECTOR

Sir Samuel Jonah
DIRECTOR

The accompanying notes are an integral part of these consolidated financial statements.

DEVELOPMENT STAGE COMPANY – CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Other Income / (Expense)	4	(72,975)	1,577,844	3,555,755
Expenditure				
Exploration		2,142,514	2,653,791	11,632,145
General and administration		2,375,185	1,211,587	6,744,570
Capital raising costs - Alturas	5	486,103	-	486,103
Incentive stock options expensed		1,768,843	1,307,852	3,076,695
Amortization of property, plant and equipment		62,887	58,150	570,550
		6,835,532	5,231,380	22,510,063
Loss before non controlling interest		**(6,908,507)**	**(3,653,536)**	**(18,954,308)**
Non controlling interest		262,500	-	262,500
Loss for the period		**(6,646,007)**	**(3,653,536)**	**(18,691,808)**
Deficit – beginning of period		(12,045,801)	(8,392,265)	
Deficit – end of period		**(18,691,808)**	**(12,045,801)**	
Basic and diluted loss per share		0.0515	0.0519	
Weighted average number of shares outstanding		129,156,661	70,448,475	

The accompanying notes are an integral part of these consolidated financial statements.

DEVELOPMENT STAGE COMPANY – CONSOLIDATED STATEMENTS OF CASH FLOWS

For the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004

	Notes	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $	Cumulative from inception on June 29 1993 $
Cash flows (used in) / provided by operating activities				
Loss for the period after non controlling interest		(6,646,007)	(3,653,536)	(18,691,808)
Items not affecting cash:				
Amortization of property, plant and equipment		62,887	58,150	570,550
Unrealised foreign exchange (gain) / loss		472,698	(111,010)	259,731
Incentive stock option expense		1,768,843	1,307,852	3,076,695
Gain on sale of property, plant and equipment		(6,000)	(278)	(16,617)
Non-cash exploration written off		–	–	104,392
Other		-	-	303,266
Proceeds from sale of property, plant & equipment		6,000	552	40,039
Changes in non-cash working capital				
Increase / (decrease) in accounts payable, accrued liabilities and employee future benefits		1,109,683	327,539	1,728,337
(Increase) / decrease in accounts receivable and prepayments		53,506	(33,477)	2,773
		(3,178,390)	**(2,104,208)**	**(12,622,642)**
Cash flows (used in) / provided by financing activities				
Issue of share capital		140,003,558	24,683,189	174,703,775
Share issue costs		(7,915,800)	(4,280,813)	(12,586,830)
Proceeds from borrowings		–	1,931,793	13,727,345
Repayment of borrowings		-	(7,000,000)	(7,000,000)
Deferred financing fees		(1,483,861)	-	(1,483,861)
Finance lease principal repayments		-	–	(65,265)
		130,603,897	**15,334,169**	**167,295,164**
Cash flows (used in) / provided by investing activities				
Deferred exploration and evaluation costs		(13,059,206)	(11,434,930)	(36,613,447)
Decrease / (increase) in restricted cash		(55,464)	-	(55,464)
Payments for property, plant and equipment		(5,719,610)	(314,040)	(6,937,170)
		(18,834,280)	**(11,748,970)**	**(43,606,081)**
Net (decrease) / increase in cash and cash equivalents		**108,591,227**	**1,480,991**	**111,066,441**
Cash and cash equivalents – beginning of period		3,640,946	1,064,703	-
Effects of exchange rate changes on cash held in foreign currencies		(542,361)	1,095,252	623,371
Cash and cash equivalents – end of period		**111,689,812**	**3,640,946**	**111,689,812**
Total interest payments made		444,369	942,305	
Non-cash financing and investing activities	19			

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

Equinox Minerals Limited ('Equinox') was incorporated under the Canada Business Corporations Act on January 19, 2004. Equinox was established for the purpose of becoming the Canadian holding company of Equinox Resources Limited ('Equinox Resources'), a company incorporated under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources.

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

The recoverability of the amounts shown for deferred exploration and evaluation costs in relation to the Lumwana Project is dependent on the ability of the Company to appropriately raise the necessary financing. The amounts shown as deferred costs represent costs capitalised to date, less amounts recovered or written off, and do not necessarily represent present or future values. The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

In addition to the Lumwana Project, the Company is in the process of exploring mineral properties in Peru, Zambia and Australia.

REORGANIZATION

On June 18, 2004, Equinox under the terms of the scheme of arrangement issued one common share for every three shares of Equinox Resources. This resulted in the issuance of 71,766,196 shares to Equinox Resources shareholders. As a result of this transaction, Equinox Resources became a wholly owned subsidiary of Equinox Minerals.

The transaction between Equinox Minerals (legal parent) and Equinox Resources (legal subsidiary) was accounted for using the continuity of interests method and was recorded at book value. The financial statements of the combined entity are issued under the name of the legal parent, Equinox Minerals, but are considered a continuation of the financial statements of the legal subsidiary, Equinox Resources.

2. CHANGE IN FISCAL YEAR-END

During 2004 the Company changed the year-end from June 30 to December 31. The financial information that is presented for the current year is a twelve month period ended December 31, 2005 and the comparative period is an eighteen month period ended December 31, 2004.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been presented in accordance with Canadian generally accepted accounting principles (GAAP). Summarized below are the significant accounting polices used in these consolidated financial statements.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Company. The effects of all transactions between entities in the consolidated group are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of earnings and deficit from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include mineral property valuations, reclamation liabilites and contingent liabilities. Actual results may differ from those estimates.

(c) Income Tax

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(d) Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company's rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company's title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units of production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Each year management consider the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Company's investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of deferred exploration and evaluation costs.

(e) Foreign Currency Translations

With development of the Lumwana Project the Company has adopted the US Dollar as its reporting currency from July 1, 2004 as the majority of the revenues and expenses of the Project, and therefore the Company, will be denominated in that currency. Prior to this date, the Company's reporting currency was the Australian Dollar.

During the financial year ended December 31, 2004, the classification of the 100% owned foreign subsidiary, Equinox Resources Limited was changed from a self sustaining operation to an integrated operation.

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income, with the exception of amortization which is translated at the historical rate for the associated asset. Realized exchange gains and losses and currency translation adjustments are included in income.

(f) Property, Plant and Equipment

The cost of each item of property, plant and equipment is amortized on a straight line basis over its expected useful life to the Company. The expected useful lives of plant and equipment held are between three and ten years, and five years for buildings.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is amortized over its expected useful life.

The carrying value of property, plant and equipment is reviewed regularly and, to the extent to which these values exceed their recoverable amounts that excess is fully provided against in the financial year in which this is determined.

(g) Employee Future Benefits

i) Wages, Salaries, Annual Leave and Sick Leave
Liabilities for wages, salaries and annual leave are recognized when the liability is incurred, and are measured as the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rate paid or payable.

ii) Long Service Leave
A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows.

iii) Defined contribution plan
The amount charged to the statement of operations in respect of the defined contribution plan represents the contributions made by the Company to the plan in the period.

(h) Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue.

(i) Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of ordinary shares outstanding during the financial period. Diluted loss per share is the same as basic loss per share as the effect of potential issues of shares under option would be anti-dilutive.

(j) Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition asset retirement costs are capitalized as part of the assets carrying value and amortized over the assets useful life.

(k) Stock Options

Stock options granted to employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 3(d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Cash received from the exercise of options for common shares is credited to share capital.

(l) Deferred financing fees

Costs incurred (including the fair value of shares and options granted) to obtain long-term debt or finance facilities are deferred and amortized over the respective terms of the underlying debt.

Interest and financing fees are recognized as expenses in the period in which they are incurred, except where they are included in the cost of qualifying assets. Interest and financing fees incurred in direct connection with financing a qualifying asset are included in the cost of the qualifying asset.

4. OTHER INCOME / (EXPENSE)

	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $
Interest received	395,394	363,579
Gain on disposal of assets	6,000	278
Foreign exchange gain (loss)	(472,698)	1,206,814
Other	(1,671)	7,173
	(72,975)	**1,577,844**

5. CAPITAL RAISING COSTS – ALTURAS

The proposed listing of 70% owned subsidiary Alturas Minerals Corp on the TSX-V via an IPO was unsuccessful and $486,103 of costs associate with the prospectus was expensed for the year ended December 31, 2005 (eighteen months ended December 31, 2004: Nil). Alternative methods of listing or financing Alturas Minerals Corp are now being investigated.

6. INCOME TAX

A reconciliation of income taxes at statutory rates and the Company's effective income tax expenses is as follows:

	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $
Loss from ordinary activities before income tax expense	(6,646,007)	(3,653,536)
Tax recovery at the Canadian effective statutory rate of 38%	(2,525,483)	(1,388,344)
Difference in Tax Rates	419,655	120,240
Carry forward tax losses not recognized	(2,105,828)	(1,268,103)
Income tax attributable to loss for the period	-	-

No income tax benefit has been brought to account in respect of the loss for the period as this benefit is not considered more likely than not to be realized. Management estimate the Company's tax losses carried forward and their related potential income tax benefits at each period end to be as follows:

	December 31 2005 $	December 31 2004 $
Related potential income tax benefit	5,105,477	3,167,951

None of the above potential income tax benefits relate to capital losses and these amounts do not have a fixed expiry date.

7. RESTRICTED CASH

	December 31 2005 $	December 31 2004 $
Cash deposits held as security	55,464	-

As at December 31, 2005 deposits and bonds of $55,464 were held as security in relation to office premises and exploration tenements. Deposits have a term of between six and twelve months and are rolled forward for duration of the underlying contract.

8. PROPERTY, PLANT AND EQUIPMENT

	December 31 2005 $	December 31 2004 $
Buildings		
Buildings – at cost	82,505	82,505
Less: accumulated amortization	(60,032)	(43,530)
	22,473	38,975
Plant & equipment		
Plant & equipment – at cost	1,307,234	1,090,122
Less: accumulated amortization	(910,282)	(745,250)
	396,952	344,872
Construction In Progress – at cost	5,502,499	-
Total Property, plant and equipment	**5,921,924**	**383,847**

9. DEFERRED EXPLORATION AND EVALUATION COSTS

	2005	2004
Lumwana Copper Project		
Cost – beginning of the period	27,567,525	14,829,882
Expenditure incurred during the period	12,793,635	10,365,844
Interest on long term debt	433,494	795,415
Foreign exchange loss (gain)	(1,239,264)	1,576,384
Cost – end of the period	**39,555,390**	**27,567,525**

Lumwana Copper Project

In December 2004 Equinox acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge Corporation giving Equinox a 100% interest. Phelps Dodge Corporation will retain a 1% net smelter return which Equinox shall have the option to acquire either for a payment of $10.6 million on a development decision or for a payment of $12.8 million on the commencement of commercial production.

Equinox is progressing the Lumwana project towards development and a number of noteworthy objectives were achieved during the year:

- The Development Agreement with the Government of the Republic of Zambia has been signed. The Development Agreement will provide the Lumwana Project with a 10 year stability period for the key fiscal and taxation provisions for the Project.
- Equinox has mandated a group of lenders to provide a total of US$355 million in senior and subordinated project finance facilities for the development and construction of the project. Indicative term sheets for both the senior and subordinated facilities have been agreed and the documentation and due diligence process is underway.
- The Environmental Impact Assessment has been approved by the Environmental Council of the Republic of Zambia.
- Completion of the Lumwana Definitive Feasibility Study ('DFS'). The DFS now provides the basis for the development of Lumwana. The DFS updates and optimizes the Bankable Feasibility Study ('BFS') as published in late-2003.

10. DEFERRED FINANCING FEES

	December 31 2005 $	December 31 2004 $
Lumwana Copper Project		
Cost – beginning of the period	–	–
Fees incurred during the period	1,483,861	–
Cost – end of the period	**1,483,861**	**–**

11. LONG TERM DEBT

	December 31 2005 $	December 31 2004 $
Unsecured		
Concessional Loan (€7,000,000)	8,291,150	9,550,800
Total non-current interest bearing liabilities	**8,291,150**	**9,550,800**

Concessional loan

The Euro based Concessional Loan, issued by the European Investment Bank, has a thirteen year term, expiring in 2014. Under the terms of the loan facility, the repayment of the principle will be in eight annual equal instalments until September 2014, the first instalment of $1,036,394 is due to commence on 30 September 2007. Interest, paid annually on 30 September, is fixed at 5.26% per annum and in 2007 this converts to a variable rate that adjusts on a sliding scale related to the price of copper from time to time. Interest paid for the twelve months ended December 31, 2005 was $444,369 (eighteen months ended December 31, 2004: $942,305).

The Concessional Loan is unsecured and can be forgiven if, following completion of the Bankable Feasibility Study, no mining operation is established at Lumwana.

Given the terms of the Concessional loan its fair value cannot practically be calculated. No repayments have been made on the Concessional loan to date and its carrying value has been adjusted in accordance with the companies foreign exchange accounting policy.

The Concessional loan is repayable as follows:

Year ending 31 December:	$
2006	–
2007	1,036,394
2008	1,036,394
2009	1,036,394
2010	1,036,394
Thereafter	4,145,574
	8,291,150

12. SHARE CAPITAL

(a) Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b) Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price	C$ / A$	US$
	Balance at December 31, 2004	**96,026,019**			**$30,852,794**
March 2005	Issue of shares	14,403,900	C$0.60	C$8,642,340	7,114,455
	Less: Share issue costs				(661,137)
August 2005	Issue of shares	47,933,334	C$0.60	C$28,760,000	24,085,819
	Less: Share issue costs				(1,409,175)
December 2005	Issue of shares from Canadian Prospectus	147,687,500	C$0.80	C$118,150,000	101,372,691
	Issue of shares from Australian Prospectus	11,062,500	A$0.92	A$10,177,500	7,430,593
	Less: Share issue costs				(5,845,488)
Balance at December 31, 2005		**317,113,253**			**$162,940,552**

The net proceeds from shares issued during the year will be used to fund the development of the Lumwana Project and cover debt financing costs as well as general working capital.

(c) Stock Options

Equinox established an employee Long Term Incentive Plan in June 2004. Options may be granted under the Plan to such directors, officers or employees of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

Unless otherwise determined by the term of award or the Compensation Committee, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant and the final one third after 24 months from the date of grant. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the board of directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at December 31, 2005:

	Outstanding Options			Exercisable Options	
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at January 19, 2004	–	–	–	–	–
Options issued, vesting over 2 years	6,720,000	C$0.72	8.5	4,480,000	C$0.72
Options issued, vesting over 2 years	1,000,000	C$0.63	8.9	666,667	C$0.63
Options issued, vesting over 1 year	1,000,000	C$0.55	0.7	-	C$0.55
Outstanding at December 31, 2004	**8,720,000**	**C$0.69**	**7.7**	**5,146,667**	**C$0.71**
Options issued, vesting over 2 years	850,000	C$0.60	9.2	283,333	C$0.60
Options issued, vesting over 2 years	150,000	C$0.60	9.4	50,000	C$0.60
Options issued, vesting over 2 years	892,000	C$0.85	9.7	297,333	C$0.85
Options exercised	–	–	–	–	–
Options forfeited or expired	–	–	–	–	–
Outstanding at December 31, 2005	**10,612,000**	**C$0.70**	**8.0**	**5,777,333**	**C$0.71**

Available for grant at December 31, 2005 16,041,325

The fair value of the 1,892,000 options granted during the year to date under the terms of the Incentive Stock Option Plan has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.00% to 5.06%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 70%; and an expected life of options of between 5 and 7 years. The estimated fair value of the 1,892,000 options granted amounts to $732,907 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation charged to earnings amounts to $1,768,843 for 2005. As at December 31, 2005 the aggregate un-expensed fair value of unvested stock options granted amounted to $614,478 (December 31, 2004 $2,383,321)

A further 5,058,000 options granted to Directors during the year are subject to shareholder approval at the next general meeting of shareholders and will be revalued and expensed once approval is obtained.

13. CONTRIBUTED SURPLUS

Change in contributed surplus results from the following:

	$
Balance at June 30, 2003	**668,350**
Financier options	106,190
	774,540
Transfer to Share Capital on reorganization	(774,540)
Stock based compensation	1,307,852
Balance at December 31, 2004	**1,307,852**
Stock based compensation	1,768,843
Balance at December 31, 2005	**3,076,695**

14. CONTINGENT LIABILITIES

	December 31 2005 $	December 31 2004 $
The Company has contingent liabilities as follows:		
Bank guarantees in respect of		
Leased premises – secured	29,204	31,048
Exploration permits – unsecured	26,260	27,918
	55,464	**58,966**

The Native Title Act has created significant uncertainties in respect of ownership of mining tenements in Australia. Management have been advised of existing native title claims over a number of the Company's tenements in Western Australia, South Australia and Queensland. Due to continuing uncertainties in the application of the Native Title Act, the effect, if any, of these claims and procedures on Equinox is not clear.

15. COMMITMENTS FOR EXPENDITURE

(a) Exploration Expenditure Commitments

In order to maintain current rights of tenure to exploration and mining tenements, the Company has discretionary exploration expenditure commitments as at December 31, 2005 of $1,526,543 (December 31, 2004 of $1,397,160). These obligations, which are subject to access to the tenements being available under the Native Title regime and renegotiation upon expiry of the leases, are not provided for in the financial statements.

(b) Lumwana Mine Capital Commitments

The outstanding capital commitment of the Company relating to long lead items and site establishment costs for construction of the Lumwana Mine at December 31, 2005 was $39,896,993 (December 31, 2004: Nil). Cancellation exposure on the Lumwana capital commitments is $2,919,328 at December 31, 2005.

(c) Lease commitments

	December 31 2005 $	December 31 2004 $
Operating Leases		
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:		
Within 1 year	143,959	144,262
Within 1 to 2 years	95,336	143,577
Within 2 to 3 years	7,668	47,398
Within 3 to 4 years	–	–
Within 4 to 5 years	–	–
Total commitments	**246,963**	**335,237**

These operating leases are for office premises and office equipment and expire on 24 May 2007 and 16 June 2008 respectively.

16. EMPLOYEE FUTURE BENEFITS

(a) Defined Contribution Plan

All employees are entitled immediately upon joining the Company's work force to superannuation benefits upon retirement. The Company contributes to the fund on behalf of its employees at various percentages of their wages and salaries. The commitment to contribute only exists as long as the employment of these persons continues. The fund is an accumulation fund and benefits paid are based on defined contributions and earnings of the fund. Amounts paid to the fund on behalf of employees for the period are as follows:

	Twelve month period ended December 31 2005 $	Eighteen month period ended December 31 2004 $
Amounts paid on behalf of employees	**264,608**	**199,116**

(b) Long Service Leave

A liability for long service leave is recognized when the liability is incurred, and is measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on high quality debt instruments with terms to maturity that match, as closely as possible, the estimated future cash outflows plus two percent for company specific risk. At December 31, 2005 salaries are assumed to grow at a rate of 3% per annum and cashflows are discount using a rate of 5.9%.

	$
Balance at June 30, 2003	**106,821**
Liability recognised during period	72,656
Balance at December 31, 2004	**179,477**
Liability recognised during period	50,962
Balance at December 31, 2005	**230,439**

17. SEGMENT INFORMATION

Primary reporting – geographical segments
The Company's operating segment is 'exploration', within the following geographical segments:

Canada
The corporate office of Equinox Minerals Limited is located in Toronto.

Australia
The Company maintains a corporate office in Western Australia. Mineral exploration is conducted in South Australia, Queensland and Western Australia.

Zambia
Exploration, evaluation and development of the Lumwana Copper Project in northwest Zambia, along with regional exploration programs throughout the country.

Peru
Comprises of the evaluation of potential regional exploration opportunities focusing on epithermal gold mineralization throughout Peru.

Twelve month period ended December 31, 2005	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	(124,559)	20,905	(1,630)	32,309	(72,975)
Loss for the Period	2,587,364	56,559	1,452,551	2,549,533	6,646,007
Identifiable Assets	14,127,804	48,193,987	101,832	96,478,128	158,901,751

Eighteen month period ended December 31, 2004	Australia $	Zambia $	Peru $	Canada $	Consolidated $
Interest & Other Income	1,646,326	(37,806)	(99,752)	69,076	1,577,844
Loss for the Period	755,827	39,338	1,411,624	1,446,747	3,653,536
Identifiable Assets	3,104,706	28,271,670	59,255	405,493	31,841,124

18. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk Exposures

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity.

	Variable Interest Rate $	Fixed Interest maturing in 1 year or less $	Over 1 to 5 years $	Over 5 years $	Non Interest Bearing $	Total $
December 31, 2005						
Financial assets						
Cash and cash equivalents	956,287	110,473,694	–	–	259,831	111,689,812
Restricted cash	–	53,809	–	–	1,655	55,464
Receivables	–	–	–	–	144,330	144,330
	956,287	110,527,503	–	–	405,816	111,889,606
Weighted average interest rate	2.59%	2.94%	–	–		
Financial liabilities						
Accounts payable	–	–	–	–	3,067,064	3,067,064
Concessional Loan	–	–	4,145,575	4,145,575	–	8,291,150
	–	–	4,145,575	4,145,575	3,067,064	11,358,214
Weighted average interest rate	–	–	5.26%	5.26%		
Net financial assets (liabilities)	**956,287**	**110,527,503**	**(4,145,575)**	**(4,145,575)**	**(2,661,249)**	**100,531,392**
December 31, 2004						
Financial assets						
Cash and cash equivalents	1,193,009	2,008,351	–	–	439,586	3,640,946
Receivables	–	–	–	–	202,430	202,430
	1,193,009	2,008,351	–	–	642,016	3,843,376
Weighted average interest rate	3.81%	5.38%	–	–		
Financial liabilities						
Accounts payable	–	–	–	–	2,008,343	2,008,343
Concessional Loan	–	–	2,387,700	7,163,100	–	9,550,800
	–	–	2,387,700	7,163,100	2,008,343	11,559,143
Weighted average interest rate	–	–	5.26%	5.26%		
Net financial assets (liabilities)	**1,193,009**	**2,008,351**	**(2,387,700)**	**(7,163,100)**	**(1,366,327)**	**(7,715,767)**

(b) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents, interest and non-interest bearing monetary financial assets and financial liabilities of the Company approximates their carrying amounts, with the exception of the Concessional loan for which it is not practical to calculate the fair value.

(c) Credit Risk Exposures

The credit risk on financial assets, excluding investments, of the Company, which have been recognised on the balance sheet, is the carrying amount, net of any provisions for doubtful debts. In the case of cash deposits, credit risk is minimised by depositing with recognised financial intermediaries such as banks subject to Australian Prudential Regulation Authority supervision.

(d) Foreign Exchange Exposure

A substantial portion of the cash balances are held in currencies other than US dollars; accordingly, the Company has exposure to fluctuations in exchange rates.

(e) Borrowing Costs

Borrowing costs are recognised as an expense in the period incurred, except where they are capitalised as part of deferred exploration and evaluation activities – refer note 3(d).

Borrowing costs include:
- interest on bank overdrafts and short term and long term borrowings
- certain exchange differences arising from foreign currency borrowings
- amortization of deferred financing costs in relation to the issuance of options to financiers

19. NON-CASH FINANCING AND INVESTING ACTIVITIES

Options issued to external parties

Options granted to Financiers under the terms of the Note Facility ('Financier Options') have been recorded as a borrowing cost in the period of issue, and have been included in deferred exploration and evaluation expenditure in accordance with note 3(d).

The options granted during each financial period, and outstanding at the beginning and end of each financial period had an exercise price of Aud$0.20, and an expiry date of 30 April 2004. All Financier Options have been fully exercised.

	Twelve month period ended December 31 2005 Number	Eighteen month period ended December 31 2004 Number
Fair values of Financier Options		
Options Granted during the period (number)	–	7,585,001
Weighted average fair value per option	–	$0.014
Aggregate fair value of options granted	**-**	**$106,190**

The fair value of the 56,000,000 financier options granted under the terms of the Note Facility has been estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 5.48%; no dividend yield; volatility factor of the expected market price of the Company's common stock of 100%; and a expected life of options of 2 years. The estimated fair value of the 56,000,000 financier options granted amounts to $774,540 and is charged to expense and contributed surplus over the period the options vest. Stock-based compensation capitalized as part of deferred exploration amounts to $106,190 for 2004 (2005: Nil).

20. RELATED PARTY TRANSACTIONS

Exploandes SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical, managerial and exploration services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $148,119 (eighteen months ended December 31, 2004: $295,361).

Oreforming Solutions SRL, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $132,000 (eighteen months ended December 31, 2004: $132,000).

Gestora de Negocios e Inversiones SA, a company in which a director of 70% owned subsidiary Alturas Minerals SA is the principal shareholder, has provided certain technical services to the Company. The cost of such services for the twelve months ended December 31, 2005 was $28,800 (eighteen months ended December 31, 2004: $31,200).

21. SUBSEQUENT EVENT

On January 5, 2006 Equinox closed its Over-Allotment Option relating to the December 20, 2005 public offering. This resulted in an additional 22,153,125 common shares being issued at a price of Cdn$$0.80 per share and realized gross proceeds of Cdn$17,722,500 (US$15,251,721). Net proceeds after deducting fees were US$14,489,135.

22. DEED OF CROSS GUARANTEE

Information in relation to the Deed of cross guarantee is presented for the purposes of the Company's reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both 'the Closed Group' and 'the Extended Closed Group' as defined by the Australian Securities and Investments Commission ('ASIC') Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the 'Closed Group') entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Equinox Copper Ventures Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited and Equinox Nickel Ventures Pty Ltd (together the 'Extended Closed Group').

Set out below are the condensed statements of earnings and balance sheets for the twelve months ended December 31, 2005 and eighteen months ended December 31, 2004 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings	**Closed Group**		**Extended Closed Group[1]**	
	Twelve month period ended December 31	**Eighteen month period ended December 31**	**Twelve month period ended December 31**	**Eighteen month period ended December 31**
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Other Income/Expense	(1,827,660)	2,345,877	(72,975)	1,577,844
Expenditure				
Exploration	1,123,969	1,367,965	2,142,514	2,653,791
General and administration	2,095,795	1,184,211	2,375,185	1,211,587
Capital raising costs	–	–	486,103	–
Incentive stock options issued	1,768,843	1,307,852	1,768,843	1,307,852
Amortization of property, plant and equipment	56,042	56,404	62,887	58,150
	5,044,649	3,916,432	6,835,532	5,231,380
Loss for the period	**(6,872,309)**	**(1,570,555)**	**(6,908,507)**	**(3,653,536)**
Non controlling interest	–	–	262,500	–
Deficit – beginning of period	(9,913,846)	(8,343,291)	(12,045,801)	(8,392,265)
Deficit – end of period	**(16,786,155)**	**(9,913,846)**	**(18,691,808)**	**(12,045,801)**

Condensed statement of earnings	Closed Group		Extended Closed Group[1]	
	Twelve month period ended December 31	Eighteen month period ended December 31	Twelve month period ended December 31	Eighteen month period ended December 31
	2005	2004	2005	2004
	$	$	$	$
ASSETS				
Current assets				
Cash and cash equivalents	110,919,073	3,214,413	111,689,812	3,640,946
Restricted cash	55,464	–	55,464	–
Accounts receivable	141,698	122,594	144,330	202,430
Prepayments	24,078	20,913	50,970	46,376
	111,140,313	3,357,920	111,940,576	3,889,752
Receivables from subsidiaries[2]	36,769,240	18,330,576	–	–
Investments in subsidiaries	2,200,695	1,301,473	–	–
Property, plant and equipment	220,788	152,276	5,921,924	383,847
Deferred exploration and evaluation costs	–	–	39,555,390	27,567,525
Deferred financing cost	–	–	1,483,861	–
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**
LIABILITIES				
Current liabilities				
Accounts Payable and accrued liabilities	869,505	715,969	3,067,064	2,008,343
Long term debt	–	–	8,291,150	9,550,800
Employee future benefits	230,439	179,476	230,439	179,477
	1,099,944	**895,445**	**11,588,653**	**11,738,620**
SHAREHOLDERS' EQUITY				
Share capital	162,940,552	30,852,794	162,940,552	30,852,794
Deficit	(16,786,155)	(9,913,846)	(18,691,808)	(12,045,801)
Contributed surplus	3,076,695	1,307,852	3,076,695	1,307,852
Cumulative translation adjustments	–	–	(12,341)	(12,341)
	149,231,092	**22,246,800**	**147,313,098**	**20,102,504**
	150,331,036	**23,142,245**	**158,901,751**	**31,841,124**

[1] The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.
[2] These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

STATEMENT OF ISSUED CAPITAL AT MARCH 13, 2006
Distribution of fully paid ordinary shareholders:

Size of Holding	Number of shareholders	Number of Common Shares
1 - 1,000	453	260,473
1,001 - 5,000	713	1,992,283
5,001 - 10,000	318	2,504,661
10,001 - 100,000	385	11,791,970
100,001 - and over	82	322,716,991
	1,951	339,226,378

Number of shareholders holding less than a marketable parcel	66	10,489

NUMBER OF EQUINOX SECURITIES QUOTED ON ASX
There are 339,266,378 common shares of Equinox Minerals Limited ('Equinox' or the 'Company') quoted on the ASX and Toronto Stock Exchange ('TSX').

NUMBER OF EQUINOX SECURITIES NOT QUOTED ON ASX
There are 15,417,000 unlisted employee incentive options allotted for issuance under the Equinox Employee Incentive Scheme.

VOTING RIGHTS
All Equinox common shares carry one vote per share. Each CHESS Depositary Interest ('CDI') represents one Equinox common share. CDI holders are the beneficial owner of common shares and although they are not entitled to attend and vote at the Equinox shareholder meetings, CDI holders may direct CHESS Depositary Nominees Pty Ltd, as the legal holder of their Equinox common shares, to cast proxy votes at the relevant meeting.

QUOTATION
Equinox securities are quoted as 'EQN' on the TSX and ASX.

SUBSTANTIAL SHAREHOLDERS*

Name	No. of Common Shares	%
Roytor & Co	24,500,000	7.22
National Nominees Limited	18,948,114	5.59

TOP 20 SHAREHOLDERS
As at March 13, 2005 the twenty largest shareholders as known by the Company, held 91.29% of the total common shares in the Company as follows:

Name	No. of Common Shares	%
CDS & Co*	233,263,650	68.76
Roytor & Co	24,500,000	7.22
National Nominees Limited	18,948,114	5.59
J P Morgan Nominees Australia Limited	5,512,908	1.62
Citicorp Nominees Pty Ltd	4,970,159	1.46
ANZ Nominees Limited	4,802,627	1.42
C R Williams Family Trust	3,081,603	0.91
BW Nisbet Family Trust	3,061,602	0.90
Queensland Investment Corporation	2,305,890	0.68
Westpac Custodian Nominees Limited	1,591,757	0.47
Sheerwater Pty Ltd	1,380,400	0.41
H A Stallman	1,200,000	0.35
Finisterre Investments Pty Ltd	1,000,000	0.29
Invia Custodian Pty Ltd	1,003,333	0.30
G Sneath	612,188	0.18
Merrill Lynch (Australia) Nominees Limited	541,126	0.16
Credit Suisse Securities Usa Llc	539,700	0.16
Sneath & King	517,739	0.15
K Rodwell	487,900	0.14
Bershaw & Co	412,446	0.12

ON-MARKET BUY-BACK
There is no current on-market buy-back of the Company's shares in place.

* CDS & Co hold shares on behalf of Canadian shareholders.

TENEMENT SCHEDULE

As at December 2005

PROJECTS		TENEMENTS	EQUINOX INTEREST	JOINT VENTURE PARTNER
ZAMBIA	Lumwana	LML49	100%	
	Mwombezhi Dome	PLLS148	100%#	
	Kabompo	PLLS027	100%#	
	Kitwe	PLLS026	100%#	
	Lufwanyama	PLLS025	100%#	
	Mwekere	PLLS176	100%#	
	Kasanka	PLLS081	100%#	
SWEDEN	Norrbotten			
	Luossajokki Nr1	EP310-312 1997	100% diluting to 49%	Phelps Dodge Mining
	Kuosanen	Under application 2003	49% interest if JV formed	
	Lappträsken Nr4	Under application 2003	49% interest if JV formed	
	Lappträsken Nr5	Under application 2003	49% interest if JV formed	
AUSTRALIA	**WESTERN AUSTRALIA**			
	Murrin Murrin	P39/2574 – 2579, P39/2614 – 2615 P39/4276, M39/397 – 398	75%*	Samson Exploration N.L. Minara Resources Limited
	Chalice**	E15/740, E15/821 – 822, E15/828 – 829 E15/838, E15/860, E63/873, M15/786 P15/4594 – 4596, P15/4602, P15/4605 – 4609 P15/4612 – 4615, P15/4618 – 4619, P15/4626 P15/4629 – 4630, P15/4632 – 4633 P15/4644, P15/4646 – 4648, P15/4671 P63/1251 – 1253, P63/1257 – 1264 P63/1267 – 1272, P63/1274 – 1276	Earning 50%	Bullion Minerals Limited
	Higginsville Ni**	E15/160, M15/338, M15/352, M15/375, M15/507 M15/580 – 581, M15/620, M15/629, M15/639 M15/640, M15/642, M15/680 – 683, M15/815 M15/817, M15/820, M15/976, M15/977	Earning 50%	Bullion Minerals Limited
	Junction South**	E15/148, M15/654 – 655, M15/1052		
	Misc. License	L15/259	Water Pipeline	
SOUTH AUSTRALIA				
	Gawler Craton			
	Nuckulla Hill	EL3460	100% Diluting to 20%	Minotaur Exploration Limited
	Curnamona Craton			
	Ethiudna	EL2896	100%	
QUEENSLAND				
	Fort Constantine South	EPM10601	100%	
	Eliza Creek	EPM15004	100%	

EL, EPM, EP = Exploration Licence; P, PLLS = Prospecting Licence; M = Mining Lease; RL = Retention Licence * Right to gold and base metal sulphides. Anaconda have the right to nickel laterite above 60 m depth **Nickel rights only – Granted tenements. #Anglo American have a 70% clawback option should a mineral resource > 3 million tonnes copper metal (or equivalent) be discovered.

CORPORATE DIRECTORY

Directors & Officers

Sir Samuel Jonah	Chairman
Craig R Williams	President and Chief Executive Officer
Bruce W Nisbet	Director and Vice President Exploration
Harry N Michael	Director, Vice President Operations and COO
Dave V Mosher	Director
Brian W Penny	Director
Michael J Klessens	Vice President Finance and CFO
Kevin van Niekerk	Vice President Investor Relations and Corporate Development
Robert L Rigo	Vice President Project Development

END

Equinox Minerals Limited Offices

Canada:
155 University Avenue Toronto Ontario
Canada M5H 3B7
Telephone: +1 (416) 865 3393
Facsimile: +1 (416) 865 3394

Australia:
50 Kings Park Road, West Perth
Western Australia 6005 Australia
Telephone: +61 (8) 9322 3318
Facsimile: +61 (8) 9324 1195

Email: equinox@equinoxminerals.com
Website: http://www.equinoxminerals.com

Stock Symbol
EQN – Toronto Stock Exchange,
Australian Stock Exchange

Auditors
PricewaterhouseCoopers LLP
Royal Trust Tower, Suite 3000
Royal Trust Tower
Toronto-Dominion Centre
Toronto Ontario
Canada M5K 198

Transfer Agents
CIBC Mellon Trust Company
199 Bay Street
Commercial Court West,
Securities Level, Toronto, Ontario
Canada M5L 1G9
Telephone: +1 416 643 5500

Advanced Share Registry Services
110 Stirling Highway, Nedlands
Western Australia 6009 Australia
Telephone: +61 (8) 9389 8033